SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No.   )(1)

                           BOWLIN TRAVEL CENTERS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    10259P101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Jonathan Brooks
                          450 Park Avenue, 28th Floor
                            New York, New York 10022
                                  212-891-2129
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                February 15, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_| .

            Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 4 Pages)

-----------------

   (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 10259P101               SCHEDULE 13D                 Page 2 of 4 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

JONATHAN BROOKS
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

USA
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        348,200
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               348,200
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      348,200
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.6%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 3 of 4 Pages
CUSIP NO. 10259P101


Item 1. Security and Issuer.

      This statement relates to the common stock, $.001 par value each ("Common Stock") of Bowlin Travel Centers, Inc. (the "Issuer"). The address of the Issuer's principal executive office is 150 Louisiana NE, Albuquerque, New Mexico 87108.

Item 2. Identity and Background.

            (a)   The name of the Reporting Person is Jonathan Brooks.

            (b) The business address of the Reporting Person is 450 Park Avenue, 28th Floor, New York, New York 10022.

            (c) The Reporting Person's principal occupation is a Private Investor. The Reporting Person conducts his business at 450 Park Avenue, 28th Floor, New York, New York 10022.

            (d)   Not Applicable.

            (e)   Not Applicable.

            (f) The Reporting Person is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

            The Reporting Person received 228,000 shares of the Common Stock of the Issuer being reported herein as a result of a distribution of such shares by Bowlin Outdoor Advertising & Travel Centers Incorporation ("BOATC"). The Reporting Person used his own funds in purchasing the additional 120,200 shares of the Common Stock of the Issuer being reported herein, which aggregated $112,706.

Item 4. Purpose of Transaction.

            The Reporting Person acquired the shares of the Common Stock of the Issuer being reported herein for investment purposes. However, the Reporting Person may communicate with management on ways of increasing shareholder value in the near term.

Item 5. Interest in Securities of the Issuer.

            (a) The Reporting Person directly beneficially owns 348,200 shares of the Common Stock representing 7.6% of the issued and outstanding shares of Common Stock of the Issuer.

                                                               Page 4 of 4 pages
CUSIP NO. 10259P101


            (b) The Reporting Person has the sole power to vote all of the 348,200 shares of the Common Stock of the Issuer currently owned by him.

            (c) During the past 60 days, the Reporting Person acquired the following shares of the Issuer's Common Stock in broker's transactions:

    DATE OF TRANSACTION      NO. OF SHARES PURCHASED    PRICE PER SHARE
    -------------------      -----------------------    ---------------
          2/15/01                     28,200                $.93
          2/16/01                     55,000                $.94
          2/21/01                     22,000                $.94
          3/1/01                      15,000                $.94

      In addition, on February 1, 2001, the Reporting Person acquired 228,000 shares of the Common Stock of the Issuer as a result of a distribution of such shares by BOATC.

            (d)   Not Applicable.

            (e)   Not Applicable.

Item 6. Contracts Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                 Not Applicable.

Item 7. Material to be Filed as Exhibits.

                 Not Applicable.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 2, 2001

                                          /s/Jonathan Brooks
                                          --------------------
                                          Jonathan Brooks